Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

June 21, 2010

VIA EDGAR

Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549
Attn: Phil Rothenberg, Esq.

RE:           Sunshine Biopharma, Inc.;
Schedule 14C
Filed April 21, 2010
SEC File No. 000-52898

Dear Mr. Rothenberg:

In response to our telephone conversation concerning the above referenced matter, included herewith please find a revised Schedule 14C for the above referenced Registrant.  The statements concerning incorporation by reference has been revised and is now consistent with the request of the staff under the section heading “Other Matters.”

Also, per our discussion, the Registrant will include copies of its Transitional Form 10-K and Form 10-Q for the period ended March 31, 2010 when disseminating the Information Statement to its shareholders following the filing of the Definitive Information Statement.  We note your prior request to include the Registrant’s Form 10-K for its prior fiscal year ended July 31, 2009.  As we discussed, the information contained in the Form 10-K for the fiscal year ended July 31, 2009 contains outdated information relating to the prior business of the Registrant.  The Transitional Form 10-K contains current information regarding the current business and financial statements of the Registrant from its inception (August 17, 2009) through December 31, 2009.  We respectfully submit that inclusion of the Form 10-K for the fiscal year ended July 31, 2009 serves no purpose, as this information is no longer applicable.

Please confirm with the undersigned that the Registrant may now file its Definitive Information Statement with the SEC once you have completed your review of the information contained herewith.

Thank you for your continued cooperation. If we can be of any assistance in connection with the staff’s review please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey
For the Firm

cc:  Dr. Steve N. Slilaty (via e mail only)

AIT/ddk